Information contained in this prospectus supplement is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time a final prospectus supplement is delivered. This prospectus supplement and the accompanying prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Filed Pursuant to Rule 424(b)(5)
Registration Nos. 333-105329 and 333-122287

SUBJECT TO COMPLETION

Preliminary Prospectus Supplement Dated January 26, 2005

PROSPECTUS SUPPLEMENT

(To Prospectus Dated December 1, 2003)

$275,000,000

Colonial Realty Limited Partnership

                  % Senior Notes due 2010

          Interest on the notes will be payable on February 1 and August 1 of each year, beginning August 1, 2005. The notes will mature on February 1, 2010. We may redeem some or all of the notes at any time and from time to time before maturity at the redemption price described in this prospectus supplement.

      The notes will be unsecured obligations and rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof.

       Investing in our notes involves risks that are described in the “Risk Factors” sections on page S-8 of this prospectus supplement and in our annual report on Form 10-K for the year ended December 31, 2003.

	Per Note	Total

Public offering price(1)	%	$
Underwriting discount	%	$
Proceeds, before expenses, to us(1)	%	$

(1)	Plus accrued interest from February , 2005, if settlement occurs after that date.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about February      , 2005.

Joint Book-Running Managers

Citigroup	Bear, Stearns & Co. Inc.	UBS Investment Bank

Banc of America Securities LLC	JPMorgan

January   , 2005

      You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, and other information with the SEC under the Securities Exchange Act of 1934. You can read and copy this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the SEC.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of the accompanying prospectus and this prospectus supplement, except for any such information superseded by information contained directly in the accompanying prospectus or this prospectus supplement. The accompanying prospectus and this prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our results of operations and financial condition.

Our SEC Filings (File No. 0-20707):

Annual Report on Form 10-K for the year ended December 31, 2003	Filed on March 15, 2004
Quarterly Report on Form 10-Q for the quarter ended March 31, 2004	Filed on May 7, 2004
Quarterly Report on Form 10-Q for the quarter ended June 30, 2004	Filed on August 6, 2004
Quarterly Report on Form 10-Q for the quarter ended September 30, 2004	Filed on November 9, 2004
Current Report on Form 8-K dated March 30, 2004	Filed on March 30, 2004
Current Report on Form 8-K dated April 2, 2004	Filed on April 2, 2004
Current Report on Form 8-K dated June 23, 2004	Filed on June 23, 2004
Current Report on Form 8-K dated October 25, 2004	Filed on October 29, 2004
Current Report on Form 8-K dated October 28, 2004	Filed on November 3, 2004
Current Report on Form 8-K dated December 8, 2004	Filed on December 9, 2004
Current Report on Form 8-K dated December 20, 2004	Filed on December 20, 2004
Current Report on Form 8-K/ A dated October 25, 2004	Filed on December 27, 2004
Current Report on Form 8-K dated January 24, 2005	Filed on January 25, 2005

      All documents that we file with the SEC from the date of this prospectus supplement to the end of the offering of the notes also shall be deemed to be incorporated by reference into the accompanying prospectus and this prospectus supplement.

      You may request a copy of these filings at no cost by writing or calling us at the following address or telephone number:

Colonial Realty Limited Partnership

c/o Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, AL 35203
Phone (205) 250-8700

      Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some statements in this prospectus supplement and in the accompanying prospectus and the documents incorporated by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our, and our affiliates’, or the industry’s actual results, performance, achievements or transactions to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such factors include, among others, the following:

•	national, regional and local economic and business conditions that will, among other things, affect:

•	demand for multifamily, office and retail properties,

•	the ability of the general economy to recover timely from the recent economic downturn,

•	availability and creditworthiness of tenants,

•	the level of lease rents, and

•	the availability of financing for both tenants and us;

•	adverse changes in the real estate markets, including, among other things:

•	competition with other companies, and

•	risks of real estate acquisition and development (including the failure of pending developments to be completed on time and within budget);

•	actions, strategies and performance of affiliates that we may not control or of companies in which we have made investments;

•	the ability to obtain insurance at a reasonable cost;

•	the ability to maintain our general partner’s status as a REIT for federal and state income tax purposes;

•	governmental actions and initiatives; and

•	environmental/ safety requirements.

      Additional risks and uncertainties are discussed under the caption “Risk Factors” on page S-8 of this prospectus supplement and in our annual report on Form 10-K for the year ended December 31, 2003 filed with the SEC on March 15, 2004.

PROSPECTUS SUPPLEMENT SUMMARY

      This summary may not contain all of the information that is important to you. You should read the entire prospectus supplement and the accompanying prospectus as well as the documents incorporated by reference herein and therein before making an investment decision. When we refer to the “Company,” “we,” “us,” or “our” in this prospectus supplement, we mean Colonial Realty Limited Partnership and one or more of its subsidiaries or, as the context may require, Colonial Realty Limited Partnership only.

The Company

      We are a fully-integrated real estate company, which means that we are engaged in the acquisition, development, ownership, management and leasing of commercial real estate property. Our activities include full or partial ownership and operation of a diversified portfolio of 152 properties as of December 31, 2004 located in Alabama, Arizona, Florida, Georgia, Mississippi, Nevada, New Mexico, North Carolina, South Carolina, Tennessee, Texas and Virginia, which we refer to as the Sunbelt region. As of December 31, 2004, we owned interests in 78 multifamily apartment communities containing a total of 25,009 apartment units (including 45 wholly-owned consolidated properties and 33 properties owned through unconsolidated joint-venture entities aggregating 15,489 and 9,520 units, respectively), 27 office properties containing a total of approximately 5.9 million square feet of office space (including 26 wholly-owned consolidated properties and one partially-owned property owned through an unconsolidated joint-venture entity aggregating 5.8 million and 30,000 square feet, respectively), 48 retail properties containing a total of approximately 15.3 million square feet of retail shopping space (including 45 wholly-owned consolidated properties and three properties owned through an unconsolidated joint-venture entity aggregating approximately 14.2 million and 1.1 million square feet, respectively) and parcels of land adjacent to or near some of these properties.

      As of December 31, 2004, the multifamily properties that had achieved stabilized occupancy were 94.6% leased (94.7% for consolidated properties and 92.9% for unconsolidated properties), the office properties that had achieved stabilized occupancy were 92.4% leased (92.2% for consolidated properties and 100.0% for the unconsolidated property) and the retail properties that had achieved stabilized occupancy were 91.4% leased (91.4% for consolidated properties and 90.5% for unconsolidated properties).

      As of December 31, 2004 Colonial Properties Trust, our sole general partner, held approximately 72.7% of the interest in us. As the sole general partner, Colonial Properties Trust has the exclusive power to manage and conduct our business, subject to a few exceptions.

      Our experienced staff of approximately 1,200 employees provides a full range of real estate services from our headquarters in Birmingham, Alabama and from regional offices located in the Birmingham, Mobile and Huntsville, Alabama, Orlando, Pensacola and Tampa, Florida, Greenville, South Carolina, Burlington and Charlotte, North Carolina, Macon and Atlanta, Georgia, Phoenix and Tuscon, Arizona, Las Vegas, Nevada, and Austin and Temple, Texas metropolitan areas and from the locations of our properties.

      Our principal executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, and our telephone number is (205) 250-8700.

Ratios of Earnings to Fixed Charges

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	For the nine
	months ended
	September 30,	For the years ended December 31,

	2004	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	1.3x	1.4x	1.6x	1.5x	1.6x	1.7x

      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

Recent Developments

Cornerstone Merger

      Our general partner, Colonial Properties Trust, CLNL Acquisition Sub LLC, a wholly-owned subsidiary of Colonial Properties Trust, and Cornerstone Realty Income Trust, Inc. entered into an Agreement and Plan of Merger, dated as of October 25, 2004, which sets forth the terms and conditions pursuant to which Cornerstone will be merged with and into CLNL Acquisition Sub LLC.

      Under the terms of the merger agreement, Cornerstone shareholders have the right to elect to receive the merger consideration in the form of Colonial Properties Trust’s common shares or preferred depositary shares, subject to the restriction that the preferred depositary shares issued shall not exceed approximately 25% of the total merger consideration and subject to the condition that the number of preferred depositary shares to be issued in the merger and the number of holders of preferred depositary shares satisfy specified New York Stock Exchange listing conditions provided for in the merger agreement. The merger agreement provides that Cornerstone shareholders who elect to receive common shares will receive 0.2584 common shares of Colonial Properties Trust for each Cornerstone share. Cornerstone shareholders who elect to receive preferred depositary shares will receive 0.4200 shares of $25 liquidation preference redeemable Series E Preferred Depositary Shares with a dividend rate of 7.62% (subject to increase based on future increases in the level of Colonial Properties Trust’s quarterly common share dividends above $0.79 per share). The conversion rates are subject to adjustments based on the resolution of certain tax matters of Cornerstone.

      Pursuant to the merger agreement, subsequent to the closing of the merger, Colonial Properties Trust will contribute its entire interest in CLNL Acquisition Sub LLC to us and CLNL Acquisition Sub LLC will become our wholly owned subsidiary.

      Completion of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the merger agreement by the shareholders of Cornerstone, approval of the issuance of common shares under the merger agreement by the shareholders of Colonial Properties Trust, the receipt of necessary consents and the resolution of certain tax matters of Cornerstone.

Acquisitions

      On October 22, 2004, we acquired Research Park Office Center, comprising 176,570 square feet of office space in Huntsville, Alabama. The total purchase price was $16.8 million, which was funded through borrowings under our unsecured bank line of credit. Upon acquisition, the property was 96.2% occupied.

      On October 25, 2004, we entered into a partnership agreement with DRA Advisors, LLC (“DRA”), under which we maintain a 20% interest in and manage 16 multifamily properties located in Arizona, New Mexico and Nevada containing a combined 4,223 units. As of October 25, 2004, the properties were 94.1% occupied. Our total investment in the DRA partnership was $64.5 million, which consisted of $45.4 million of newly issued mortgage debt and $19.1 million of cash, which was funded through borrowings under our unsecured bank line of credit.

      On October 29, 2004, we acquired two multifamily assets for a total purchase price of $44.7 million. North Creek Apartments (currently Colonial Village at Patterson Place), a 252 unit complex, is located in Durham, North Carolina and Montclair Parc (currently Colonial Village at Beverly Crest), a 300 unit complex, is located in Charlotte, North Carolina. Upon acquisition, North Creek Apartments was 95.6% occupied, and Montclair Parc was 93.6% occupied. The acquisition was funded through borrowings under our bridge credit facility, which is described below.

      On December 7, 2004, we acquired Harrington Farms, a 434 unit multifamily asset located in Atlanta, Georgia, for approximately $40.0 million. The acquisition was funded through our bridge credit facility. As of September 30, 2004, the property was approximately 98.0% occupied.

      On January 13, 2005, we acquired Portofino Shopping Center, a 373,000 square foot retail shopping center in Houston, Texas. The center is anchored by Home Depot and Sam’s Wholesale Club. Other tenants include Oshman’s, Steinmart, Old Navy, Petsmart, Michael’s and Conn’s. The asset was acquired for a total purchase price of $60.3 million, which was funded through borrowings under our bridge credit facility.

Anticipated Acquisition

      We plan to acquire Westshore Place I & II, two ten story Class A office buildings comprising 370,994 square feet in Tampa, Florida. The proposed acquisition price is $56.4 million and will be funded through borrowings under our bridge credit facility. The closing is scheduled for January 31, 2005.

Dispositions

      On October 15, 2004, we sold Colonial Village at Vernon Marsh, a 178 unit multifamily complex located in Savannah, Georgia. The total sales price was $10.0 million, of which $3.4 million was used to repay a secured loan, and the remaining proceeds were used to support our investment activities.

      On December 2, 2004, we sold our 50% interest in Orlando Fashion Square, a 1,041,700 square-foot retail asset located in Orlando, Florida. The total sales price was $123.2 million, of which $63.0 million was used to repay a secured loan, and our portion of the remaining proceeds was used to support our investment activities.

Distributions

      On October 19, 2004, a cash distribution was declared to our partners in the amount of $0.67 per unit, totaling $25.3 million. The distribution was declared to partners of record as of October 29, 2004, and was paid on November 5, 2004.

      On January 21, 2005, a cash distribution was declared to our partners in the amount of $0.675 per unit, anticipated to total $25.7 million. The distribution was declared to partners of record as of January 31, 2005, and will be paid on February 7, 2005.

Bridge Credit Facility

      On October 28, 2004, we entered into an additional $200.0 million bridge credit facility with certain participants of our current $320.0 million unsecured bank line of credit. Base rate loans and euro-dollar loans are available under the bridge credit facility. Generally, base rate loans bear interest at SouthTrust Bank’s designated base rate, plus a base rate margin ranging from 0.00% to 1.00% based on our unsecured debt ratings from time to time. Euro-dollar loans bear interest at LIBOR plus a margin ranging from 0.70% to 1.35% based on our unsecured debt ratings from time to time. The bridge credit facility matures in November 2005.

Fourth Quarter Financial Data

      On January 24, 2005, Colonial Properties Trust, our sole general partner, reported its results of operations for the three month period and year ended December 31, 2004. Colonial Properties Trust reported total revenue of approximately $96.5 million for the three month period ended December 31, 2004, as compared to approximately $74.2 million for the same period during 2003. For the year ended December 31, 2004, Colonial Properties Trust reported total revenue of approximately $337.4 million, as compared to approximately $290.0 million for the year ended December 31, 2003.

      Colonial Properties Trust reported net income available to common shareholders of approximately $15.0 million for the three month period ended December 31, 2004, as compared to approximately $9.8 million for the same period during 2003. For the year ended December 31, 2004, Colonial Properties Trust reported net income available to common shareholders of approximately $39.8 million, as compared to approximately $32.5 million for the year ended December 31, 2003.

The Offering

      All capitalized terms not defined herein have the meanings specified in “Description of the Notes” in this prospectus supplement or in “Description of Debt Securities” in the accompanying prospectus. For a more complete description of the terms of the notes specified in the following summary, see “Description of the Notes.”

Securities Offered	$275,000,000 aggregate principal amount of % Senior Notes due 2010.

Maturity	The notes will mature on February 1, 2010.

Interest Payment Dates	Interest on the notes will be payable semiannually in arrears on February 1 and August 1 of each year, commencing August 1, 2005.

Ranking	The notes will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding and will be effectively subordinated to the prior claims of each secured mortgage lender to the extent of the property which secures such lender’s mortgage. Following the completion of this offering and the use of the net proceeds as described herein, we will have outstanding approximately $502.3 million of secured indebtedness collateralized by 29 properties and approximately $1.53 billion of unsecured and unsubordinated indebtedness ranking equally with the notes. For more information, refer to “Risk Factors — The notes will be effectively subordinated to indebtedness to secured mortgage lenders” on page S-8.

Use of Proceeds	Our net proceeds from this offering are estimated to be $ million after deducting the underwriting discount and our other estimated expenses of this offering. We will use these net proceeds to repay the entire outstanding balance under our bridge credit facility. The remainder will be used to pay down a portion of the amounts outstanding under our unsecured bank line of credit. See “Use of Proceeds” on page S-9 for more information.

Limitations on Incurrence of Debt	The notes contain various covenants, including the following:

(1) We will not, and we will not permit any Subsidiary to, incur any Debt, other than intercompany Debt that is subordinate in right of payment to the notes, if, immediately after giving effect thereto, the aggregate principal amount of all our outstanding Debt and that of our Subsidiaries on a consolidated basis is greater than 60% of the sum of: (i) our Adjusted Total Assets as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt; (ii) the purchase price of all real estate assets or mortgages receivable (or interests therein) acquired by us or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt; and (iii) the amount of any securities offering proceeds received by us or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt).

(2) We will not, and will not permit any Subsidiary to, incur any Secured Debt if, immediately after giving effect thereto, the aggregate principal amount of all our outstanding Secured Debt and the outstanding Secured Debt of our Subsidiaries on a consolidated basis is greater than 40% of the sum of: (i) our Adjusted Total Assets as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt; (ii) the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by us or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt; and (iii) the amount of any securities offering proceeds received by us or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt).

(3) We will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on a pro forma basis, after giving effect thereto.

(4) We will at all times maintain an Unencumbered Total Asset Value in an amount not less than 150% of the aggregate principal amount of all our outstanding unsecured Debt and the outstanding unsecured Debt of our Subsidiaries.

Optional Redemption	The notes are redeemable at the Company’s option, at any time in whole or from time to time in part, at a redemption price equal to the sum of: (i) the principal amount of the notes being redeemed plus accrued interest to the redemption date and (ii) the Make-Whole Amount, if any. See “Description of the Notes—Optional Redemption.”

RISK FACTORS

      In addition to the risks described in the “Risk Factors” section in our annual report on Form 10-K for the year ended December 31, 2003, and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the following risks before making an investment in the notes.

     The notes will be effectively subordinated to indebtedness to secured mortgage lenders.

      At December 31, 2004, after giving effect to the sale of the notes and the application of the net proceeds, we would have had consolidated indebtedness of approximately $1.9 billion, consisting of approximately $1.4 billion of unsecured indebtedness and $0.5 billion of secured indebtedness. Also at December 31, 2004, after giving effect to the sale of the notes, the application of the net proceeds and the completion of the Cornerstone merger, we would have had pro forma consolidated indebtedness of approximately $2.7 billion, consisting of approximately $1.4 billion of unsecured indebtedness and approximately $1.3 billion of secured indebtedness. The notes are effectively subordinated to all such outstanding secured indebtedness.

     The notes do not have an established trading market. As a result, you may not be able to sell your notes.

      The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. We can give no assurance as to the liquidity of or any trading market for the notes.

     The operations of Colonial and Cornerstone may not be integrated successfully and intended benefits of the merger may not be realized, which could materially harm the combined company’s operating results and financial condition.

      The Cornerstone merger involves the integration of two large and complex real estate businesses that currently operate independently. In addition, the merger poses specific risks for our ongoing operations following completion of the merger, including that:

•	We may not have adequate financial, personnel and other resources to successfully handle our substantially increased operations; and

•	We may experience difficulties and incur unforeseen expenses in connection with assimilating and retaining Cornerstone employees and assimilating Cornerstone’s business and properties.

      If we fail to successfully integrate Cornerstone and/or fail to realize the intended benefits of the merger, our operating results and financial condition following completion of the merger may be materially harmed.

     Cornerstone’s outstanding debt obligations could materially adversely affect our future financial condition and operating results.

      As of September 30, 2004, Cornerstone had approximately $811.4 million in total debt outstanding, all of which was secured by its properties and $221.1 million of which was subject to variable interest rates. As part of the merger, we will assume the debt of Cornerstone. We currently expect to repay a portion of Cornerstone’s outstanding debt with proceeds from additional debt financings which we are currently negotiating with prospective lenders. However, we cannot assure you that we can obtain additional debt financings on favorable terms, if at all. Our increased leverage as a result of the merger could have negative consequences to holders of our unsecured notes, including:

•	limiting our ability to obtain additional financing in the future;

•	limiting our flexibility to plan for or react to changes in business and economic conditions; and

•	making us more vulnerable to a downturn in our business or the economy generally.

      As a result of these debt obligations, we may not have sufficient cash flow from operations to meet required payments of principal and interest on the notes offered hereby. In addition, our ability to refinance Cornerstone’s debt may be adversely affected by increases in interest rates. Moreover, higher interest rates would increase our interest expense under the variable interest rate debt assumed from Cornerstone.

USE OF PROCEEDS

      The net cash proceeds to us from the sale of the notes offered hereby, after payment of the underwriting discount and our other estimated expenses, are estimated to be $              million. We will use these net proceeds to repay the entire outstanding balance under our bridge credit facility. The remainder will be used to pay down a portion of the amounts outstanding under our unsecured bank line of credit.

      The outstanding amount under our bridge credit facility was incurred to fund property acquisitions. The bridge credit facility matures in November 2005. Base rate loans and euro-dollar loans are available under the bridge credit facility. Generally, base rate loans bear interest at SouthTrust Bank’s designated base rate, plus a base rate margin ranging from 0.00% to 1.00% based on our unsecured debt ratings from time to time; euro-dollar loans bear interest at LIBOR plus a margin ranging from 0.70% to 1.35% based on our unsecured debt ratings from time to time. As of January 24, 2005, $174.0 million was outstanding under our bridge credit facility, which bore interest at a rate of 3.47% per annum.

      The outstanding amount under our line of credit was incurred to fund property acquisitions, property development and redevelopment, and general corporate purposes. This credit line matures in November 2005 and may be extended for one year. This credit line bears interest at LIBOR plus a spread calculated based on our unsecured debt ratings from time to time; based on our current debt ratings, the spread is 105 basis points. The credit line also includes a competitive bid feature that allows us to convert up to $160 million under our credit line to a fixed rate, for a fixed term not to exceed 90 days. As of January 24, 2005, the outstanding balance under this credit line was $160 million and the weighted average interest rate on this credit line, including the competitive bid balance, was 3.28%.

RATIOS OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	For the nine
	months ended
	September 30,	For the years ended December 31,

	2004	2003	2002	2001	2000	1999

Ratio of earnings to fixed charges	1.3x	1.4x	1.6x	1.5x	1.6x	1.7x

      The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees, gains on sale of properties, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

DESCRIPTION OF THE NOTES

      The following description of the particular terms of the notes offered by this prospectus supplement supplements the description of the general terms and provisions of debt securities set forth in the accompanying prospectus under the caption “Description of Debt Securities” beginning on page 4.

General

      We are offering $275,000,000 aggregate principal amount of our notes. The notes will be issued as a new series of debt securities under an indenture, dated as of July 22, 1996, as supplemented as of December 31, 1998, between Deutsche Bank Trust Company Americas (formerly Bankers Trust Company) and us. The indenture is more fully described in the accompanying prospectus. The notes will mature on February 1, 2010. We may, without the consent of any of the holders of the notes, create and issue additional debt securities so that those additional debt securities will form a single series with the notes.

      We will pay interest on the notes semiannually in arrears on February 1 and August 1 of each year, commencing August 1, 2005, to the registered holders of the notes on the preceding January 15 or July 15, as the case may be. Interest will accrue from and including February      , 2005.

      The notes will be our direct, unsecured recourse obligations and will rank equally with our other unsecured and unsubordinated indebtedness from time to time outstanding. The notes will be effectively subordinated to all of our existing and future secured indebtedness. The notes also will be effectively subordinated to all unsecured and secured liabilities and guarantees of our subsidiaries. The notes will be recourse to all of our assets, but will be non-recourse with respect to our partners, including Colonial Properties Trust, our general partner.

      Interest payments in respect of the notes will equal the amount of interest accrued from and including the immediately preceding interest payment date in respect of which interest has been paid or duly made available for payment (or from and including February       , 2005, if no interest has been paid or duly made available for payment with respect to the notes) to but excluding the applicable interest payment date or maturity date, as the case may be. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

      If any interest payment date or the maturity date falls on a day that is not a Business Day, the required payment of principal, Make-Whole Amount, if any, and/or interest will be made on the next succeeding Business Day as if made on the date such payment was due, and no interest will accrue on such payment for the period from and after such interest payment date or maturity date, as the case may be, to the date of such payment on the next succeeding Business Day. As used in this prospectus supplement, “Business Day” means any day, other than a Saturday or Sunday, on which banking institutions in New York, New York are not required or authorized by law or executive order to close.

      The notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof and are not repayable at the option of any holder before maturity.

      The notes will be issued as global debt securities. For more information, please refer to the section below captioned “—Book-Entry Notes.”

      The defeasance and covenant defeasance provisions of the indenture apply to the notes.

Optional Redemption

      We may redeem the notes at any time in whole or from time to time in part at a redemption price equal to the sum of 100% of the aggregate principal amount of the notes being redeemed, accrued but unpaid interest on those notes to the redemption date, and the Make-Whole Amount, if any, as defined below. We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the registered holders of the notes as of the close of business on the record date immediately preceding that interest payment date.

      If we have given notice as provided in the indenture and made funds available for the redemption of any notes called for redemption on the redemption date referred to in that notice, those notes will cease to bear interest on that redemption date and the only right of the holders of those notes will be to receive payment of the redemption price.

      We will give notice of any redemption of any notes to holders of the notes to be redeemed at their addresses, as shown in the security register for the notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the aggregate principal amount of the notes to be redeemed.

      If we choose to redeem less than all of the notes, we will notify Deutsche Bank Trust Company Americas, the trustee under the indenture, at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of notes to be redeemed and the applicable redemption date. The trustee will select, in the manner it deems fair and appropriate, the notes to be redeemed in part.

      As used in this prospectus supplement:

“Make-Whole Amount” means, in connection with any optional redemption, the excess, if any, of (a) the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate, determined on the third Business Day preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over (b) the aggregate principal amount of the notes being redeemed.

“Reinvestment Rate” means % plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the payment date of the principal amount of the notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the indenture, then such other reasonably comparable index which shall be designated by us.

Book-Entry Notes

      Rather than issue the notes in the form of physical certificates, we will issue the notes in book-entry form evidenced by one or more global securities. We anticipate that any global securities will be deposited with, or on behalf of, The Depository Trust Company, or DTC, and registered in the name of Cede & Co., as DTC’s nominee.

      DTC holds securities for its participants to facilitate the clearance and settlement of securities transactions, such as transfers and pledges, among participants through electronic book-entry changes to accounts of its participants, thereby eliminating the need for physical movement of securities certificates.

Participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

      Purchases of notes under the DTC system must be made by or through participants, which will receive a credit for the notes on DTC’s records. Holders of the notes who are DTC participants may hold their interests in global securities directly through DTC. Holders of the notes who are not DTC participants may beneficially own interests in a global security held by DTC only through DTC participants, or through banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant and have indirect access to the DTC system. The ownership interest of each actual purchaser is recorded on the participants’ and indirect participants’ records. Purchasers will not receive written confirmation from DTC of their purchase, but should receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant or indirect participant through which the purchasers entered into the transaction.

      So long as Cede & Co. is the holder of any global security, Cede & Co. for all purposes will be considered the sole owner of the global security. The deposit of notes with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the notes. DTC has no knowledge of the actual beneficial owners of the notes. DTC’s records reflect only the identity of the participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

      Neither DTC nor Cede & Co. consents or votes with respect to the notes. Under its usual procedures, DTC mails a proxy to the issuer as soon as possible after the record date. The proxy assigns Cede & Co.’s consenting or voting rights to the participants whose accounts are credited with the notes on the record date. DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of participants whose accounts are credited with DTC’s interests in the relevant global security.

      Unless our use of the book-entry system is discontinued, owners of beneficial interests in a global security will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered the holders of the global security. The laws of some jurisdictions require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability of holders to transfer their beneficial interests in the global security.

      The global securities will be exchangeable for certificated notes only if:

•	we, in our sole discretion, elect to do so;

•	DTC is unwilling or unable to continue as depository and a successor depository is not appointed by us within 90 days; or

•	an event of default has occurred and is continuing with respect to the series of which the notes are a part and beneficial owners representing a majority in aggregate principal amount of that series advise DTC to cease acting as depository.

      In any of the foregoing events, certificates for the notes will be printed and delivered in exchange for interests in the global security. Any global security that is so exchanged will be exchanged for notes of equal terms and rank, in authorized denominations and registered as directed by DTC. We expect that DTC’s instruction will be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global security.

      Delivery of notices and other communications by DTC to participants, by participants to indirect participants and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements that may be in effect from time to time.

      Redemption notices will be sent to Cede & Co. If less than all of the principal amount of the series of securities of which the notes are a part is being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in the global securities to be redeemed.

      Principal, Make-Whole Amounts, if any, and interest payments on the notes will be made to Cede & Co. by wire transfer of immediately available funds. DTC’s practice is to credit participants’ accounts on the payment date in accordance with their respective holdings shown on DTC’s records unless DTC believes that it will not receive payment on the payment date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers registered in a “street name,” and will be the responsibility of the participants and indirect participants.

      DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to DTC’s system is also available to others, such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

      The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we are not responsible for its accuracy. The rules applicable to DTC and its participants are on file with the SEC. Neither we nor any trustee, registrar or paying agent are responsible for the performance by DTC or their participants or indirect participants under the rules and procedures governing their operations or for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

Same-Day Payment

      We will make all payments due on the notes in immediately available funds so long as the notes are in book-entry form.

UNDERWRITING

      Citigroup Global Markets Inc., Bear, Stearns & Co. Inc. and UBS Securities LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

      Subject to the terms and conditions stated in the underwriting agreement and a related terms agreement, each dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal Amount
Underwriter	of Notes

Citigroup Global Markets Inc.	$
Bear, Stearns & Co. Inc.
UBS Securities LLC
Banc of America Securities LLC
J.P. Morgan Securities Inc.

Total	$275,000,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

      The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed             % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed                  % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

      The following table shows the underwriting discount that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us

Per note	%

      In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that our total expenses for this offering, in addition to the underwriting discount, will be $200,000.

      In the ordinary course of their respective businesses, some of the underwriters and/or their affiliates have engaged, and expect in the future to engage, in investment banking, commercial banking, financial advisory and/or general financing transactions with us or our general partner, Colonial Properties Trust, for which they have received, and may in the future receive, customary fees and commissions.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. No additional information on any such website is incorporated by reference in this prospectus supplement.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

EXPERTS

      The consolidated financial statements incorporated in this prospectus supplement by reference to the Current Report on Form 8-K of Colonial Realty Limited Partnership filed December 9, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Roberts Realty Properties, Colonial Grand at Arringdon, South Florida Retail Properties, Colonial Village at Patterson Place (formerly North Creek Apartments) and Colonial Village at Beverly Crest (formerly Montclair Parc), and Village on the Parkway incorporated in this prospectus supplement by reference to the Current Report on Form 8-K of Colonial Realty Limited Partnership filed December 20, 2004, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements and schedule of Cornerstone appearing in Cornerstone’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated by reference in the Current Report on Form 8-K/ A (No. 000-20707) of Colonial Realty Limited Partnership filed December 27, 2004 incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

      The legality of the notes will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. and for the underwriters by Sidley Austin Brown & Wood LLP, New York, New York. Hogan & Hartson L.L.P. and Sidley Austin Brown & Wood LLP will rely on the opinion of Sirote & Permutt, P.C., Birmingham, Alabama, as to matters of Alabama law.

PROSPECTUS

$645,000,000

COLONIAL REALTY LIMITED PARTNERSHIP

Debt Securities

      From time to time, we may offer in one or more series debt securities with an aggregate public offering price of up to $645,000,000 (or its equivalent based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. The specific terms of the debt securities to which this prospectus relates will be set forth in the applicable prospectus supplement and will include, among other things,

•	the specific title and aggregate principal amount,

•	form (which may be registered or bearer, or certificated or global),

•	maturity,

•	rate (or manner of calculation thereof) and time of payment of interest,

•	any terms for redemption at our option or repayment at the option of the holder,

•	any initial public offering price, and

•	information, where applicable, about U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the debt securities covered by the prospectus supplement.

      The debt securities may be offered directly, through agents designated from time to time by us, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the debt securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying prospectus supplement. For more detailed information, see “Plan of Distribution” on page 17 of this prospectus.

      You should read this prospectus, the documents that are incorporated by reference in this prospectus and any prospectus supplement carefully before you decide to invest in the debt securities offered hereby. No debt securities may be sold without delivery of a prospectus supplement describing the method and terms of the offering of the debt securities.

       SEE “RISK FACTORS” IN OUR ANNUAL REPORT ON FORM 10-K/ A FOR RISKS RELATING TO AN INVESTMENT IN OUR SECURITIES.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 1, 2003.

PRELIMINARY NOTE

      You should rely only on the information provided or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with different or inconsistent information. You should assume that the information in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front cover of such documents. Our business, financial information, results of operations and prospects may have changed since those dates.

      If it is against the law in any state to make an offer to sell these securities (or to solicit an offer from someone to buy these securities), then this offer does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

      When we refer to the “Company,” “we,” “us,” or “our” in this prospectus, we mean Colonial Realty Limited Partnership and one or more of its affiliates or subsidiaries (including Colonial Properties Trust, Colonial Properties Services Limited Partnership and Colonial Properties Services, Inc.) or, as the context may require, Colonial Realty Limited Partnership only.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some statements in this prospectus and the documents incorporated by reference constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Those forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our, and our affiliates, or the industry’s actual results, performance, achievements or transactions to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such factors include, among others, the following:

•	national, regional and local economic and business conditions that will, among other things, affect:

•	demand for multifamily, office and retail properties,

•	the ability of the general economy to recover timely from the current economic downturn,

•	availability and creditworthiness of tenants,

•	the level of lease rents, and

•	the availability of financing for both tenants and us;

•	adverse changes in the real estate markets, including, among other things:

•	competition with other companies, and

•	risks of real estate acquisition and development (including the failure of pending developments to be completed on time and within budget);

•	actions, strategies and performance of affiliates that we may not control or companies in which we have made investments;

•	ability to obtain insurance at a reasonable cost;

•	ability of our general partner to maintain its status as a REIT for federal and state income tax purposes;

•	governmental actions and initiatives; and

•	environmental/safety requirements.

WHERE TO FIND ADDITIONAL INFORMATION

      This prospectus does not contain all of the information included in the registration statement on Form S-3 of which this prospectus is a part. We have omitted parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If SEC rules and regulations require that such agreement or document be filed as an exhibit to the registration statement, please see such agreement or document for a complete description of these matters. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      We file annual, quarterly and current reports and other information with the SEC. You may read and copy materials that we have filed with the SEC, including the registration statement, at the following location:

Public Reference Room

450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

      You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

      The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including Colonial Realty Limited Partnership, who file electronically with the SEC. The address of that site is http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC and are considered a part of this prospectus, and any future filings made with the SEC prior to the termination of this offering under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934. These filings contain important information about us.

•	Our Annual Report on Form 10-K/ A for the fiscal year ended December 31, 2002, filed with the SEC on October 10, 2003 (SEC file no. 000-20707)

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed with the SEC on March 28, 2003 (SEC file no. 000-20707)

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, filed with the SEC on November 13, 2003 (SEC file no. 000-20707)

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003, filed with the SEC on August 14, 2003 (SEC file no. 000-20707)

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 15, 2003 (SEC file no. 000-20707)

•	Our Current Report on Form 8-K dated April 1, 2003 and filed with the SEC on April 4, 2003 (SEC file no. 000-20707)

•	Our Current Report on Form 8-K dated April 1, 2003 and filed with the SEC on April 1, 2003 (SEC file no. 000-20707)

      You can obtain copies of any of the documents incorporated by reference in this document from us or through the SEC or the SEC’s web site described above. Documents incorporated by reference are available from us, without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. You may obtain documents incorporated by reference in this document by writing us at the following address or calling us at the telephone number listed below:

Colonial Realty Limited Partnership

c/o Colonial Properties Trust
2101 Sixth Avenue North, Suite 750
Birmingham, Alabama 35203
Attention: Barbara Pooley
Telephone: (704) 376-1774

RISK FACTORS

      See “Risk Factors” in our annual report on Form 10-K/ A filed with the SEC on October 10, 2003 for risks relating to an investment in our securities.

THE COMPANY

      We have been engaged in the multifamily, office and retail property business for over 30 years. We are a fully-integrated real estate company, which means that we are engaged in the acquisition, development, ownership, management and leasing of commercial real property. As of December 31, 2002, we owned and operated a portfolio of 106 properties consisting of multifamily, office and retail properties located in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina, Tennessee, Texas and Virginia. These properties consisted of 41 multifamily apartment communities containing a total of approximately 14,556 apartment units, 21 office properties containing a total of approximately 5.2 million square feet of office space, 44 retail properties containing a total of approximately 15.5 million square feet of retail shopping space and parcels of land adjacent to or near some of these properties. As of December 31, 2002, the multifamily, office and retail properties that had achieved stabilized occupancy were 88%, 91% and 89% leased, respectively.

      As of December 31, 2002, Colonial Properties Trust, our sole general partner, which we generally refer to as “Colonial Properties” in this prospectus, held approximately 67.9% and 63.6% of our outstanding common units and preferred units, respectively. Colonial Properties is one of the largest owners, developers and operators of multifamily, office and retail properties in the Sunbelt region of the United States, based on equity market capitalization. As our sole general partner, Colonial Properties has the exclusive power to manage and conduct our business, subject to a few exceptions. Colonial Properties owns substantially all of its assets and conduct substantially all of its business through us.

      Our experienced staff of approximately 950 employees provides a full range of real estate services from our headquarters in Birmingham, Alabama and from 16 regional offices located in the Birmingham, Mobile, Huntsville and Montgomery, Alabama, Orlando and Tampa, Florida, Greenville, South Carolina, Burlington, North Carolina, Macon and Atlanta, Georgia, and Temple, Texas metropolitan areas and from the locations of our properties.

      Our principal executive offices are located at 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, and our telephone number is (205) 250-8700.

RATIOS OF EARNINGS TO FIXED CHARGES

      Our ratios of earnings to fixed charges were 1.9x, 1.8x, 1.8x, 2.1x and 2.2x for the years ended December 31, 2002, 2001, 2000, 1999 and 1998, respectively. Our ratio of earnings to fixed charges was 1.7x for the nine months ended September 30, 2003. The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before income or loss from equity investees, distributed income of equity investees, fixed charges and amortization of capitalized interest excluding interest costs capitalized. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.

USE OF PROCEEDS

      Unless otherwise described in the supplement to this prospectus used to offer specific securities, we intend to use the net proceeds from the sale of securities under this prospectus for general corporate purposes, including, without limitation, the development and acquisition of additional properties as suitable opportunities arise, the repayment of other debt, capital expenditures, improvements to certain properties in our portfolio, working capital and other general purposes.

DESCRIPTION OF DEBT SECURITIES

      The following description sets forth certain general provisions of the debt securities that may be offered by means of this prospectus. The particular terms of the debt securities being offered and the extent to which such general provisions described below apply will be described in a prospectus supplement relating to such debt securities.

      Any debt securities offered by means of this prospectus will be issued under an Indenture dated as of July 22, 1996, as supplemented by the First Supplemental Indenture, dated as of December 31, 1998, and as further amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee. We refer to our Indenture as amended or supplemented as the “indenture.” The indenture has been filed as an exhibit to the registration statement of which this prospectus is a part and is available for inspection at the corporate trust office of the trustee or as described above under “Where to Find Additional Information” on page 2 of this prospectus. The indenture is subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to the indenture and the debt securities to be issued under the indenture are summaries of some, but not all, of the provisions of the indenture and debt securities and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the indenture and such debt securities. Unless otherwise specified, all section references appearing in this summary are to sections of the indenture. The debt securities offered by means of this prospectus will be offered for cash and will be, at the time of sale, “investment grade securities,” as rated by a nationally recognized statistical rating organization.

General

      The debt securities will be our direct, unsecured recourse obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. Unless otherwise specified in the applicable prospectus supplement, Colonial Properties, our general partner, has no obligation for payment of principal or interest on the debt securities. Except as set forth in the indenture or in one or more supplemental indentures described in a prospectus supplement relating thereto, the debt securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the board of trustees of Colonial Properties, as our general partner, or as established in, or in accordance with, the indenture or in one or more supplemental indentures. All debt securities of one series do not have to be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the debt securities of that series, for issuances of additional debt securities of such series (Section 301). The debt securities, while recourse to all of our assets, will not be recourse to Colonial Properties as our general partner.

      The indenture provides that there may be more than one trustee under the indenture, each with respect to one or more series of debt securities. Any trustee under the indenture may resign or be removed with respect to one or more series of debt securities, and a successor trustee may be appointed to act with respect to such series (Section 608 of the indenture). In the event that two or more persons are acting as trustee with respect to different series of debt securities, such trustee shall be a trustee of a trust under the indenture separate and apart from the trust administered by any other trustee, and, except as otherwise indicated in this summary or in the indenture, any action described to be taken by each trustee may be taken by each such trustee with respect to, and only with respect to, the one or more series of debt securities for which it is trustee under the indenture (Section 609).

      The prospectus supplement relating to any series of debt securities being offered will contain information on the specific terms of those debt securities, including, without limitation:

•	the title of such debt securities;

•	the aggregate principal amount of such debt securities and any limit on such aggregate principal amount;

•	the percentage of the principal amount at which such debt securities will be issued and, if other than the entire principal amount, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof;

•	the date or dates, or the method for determining the date or dates, on which the principal of such debt securities will be payable;

•	the rate or rates (which may be fixed or variable) at which such debt securities will bear interest, if any, or the method by which such rate or rates shall be determined;

•	the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates on which any interest will be payable, the regular record dates for interest payment dates, or the method by which such interest payment dates shall be determined, the persons to whom such interest shall be payable, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

•	the place or places where the principal of (and premium and Make-Whole Amount, if any) and interest, if any, on such debt securities will be payable, where such debt securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon us in respect of such debt securities and the indenture may be served;

•	the period or periods within which, the price or prices at which, and the other terms and conditions upon which, such debt securities may be redeemed, in whole or in part, at our option, if we are to have the option to redeem;

•	our obligation, if any, to redeem, repay or purchase such debt securities pursuant to any sinking fund or analogous provision or at the option of a holder of the debt securities, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such debt securities will be redeemed, repaid or purchased, in whole or in part, pursuant to our obligation to redeem, repay or repurchase such debt securities;

•	if other than U.S. dollars, the currency or currencies in which such debt securities are denominated and/or payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

•	whether the amount of payments of principal of (and premium, if any) or interest, if any, on such debt securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

•	any additions to, modifications of or deletions from the terms of such debt securities with respect to events of default or covenants set forth in the indenture;

•	whether such debt securities will be issued in certificated and/or book-entry form;

•	whether such debt securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple of $1,000 and, if in bearer form, the denominations thereof if other than $5,000 and the terms and conditions relating thereto;

•	the applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the indenture;

•	whether and under what circumstances we will pay any additional amounts on such debt securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem such debt securities in lieu of making such payment;

•	the terms and conditions, if any, upon which such debt securities may be subordinated to our other debt; and

•	any other terms of the debt securities not inconsistent with the provisions of the indenture (Section 301).

      The debt securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof. We refer to such debt securities as “Original Issue Discount Securities.” Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable prospectus supplement.

      Except as described below under “Certain Covenants—Limitations on Incurrence of Debt” beginning on page 10 of this prospectus, the indenture does not contain any provisions that would limit our ability to incur debt or that would afford holders of debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. Restrictions on ownership and transfers of Colonial Properties’ common shares of beneficial interest and preferred shares of beneficial interest are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. You should refer to the applicable prospectus supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of us that are described below beginning on page 7 of this prospectus, including any addition of a covenant or other provision providing event risk or similar protection.

Denomination, Interest, Registration and Transfer

      Unless otherwise described in the applicable prospectus supplement, the debt securities of any series offered by means of this prospectus will be issuable in denominations of $1,000 and integral multiples of $1,000 (Section 302).

      Unless otherwise specified in the applicable prospectus supplement, the principal of (and applicable premium, if any) and interest on any series of debt securities will be payable at the corporate trust office of the trustee, the address of which will be stated in the applicable prospectus supplement; provided that, at our option, payment of interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the register for the debt securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and 1002).

      Any interest not punctually paid or duly provided for on any interest payment date with respect to a debt security will forthwith cease to be payable to the holder on the applicable regular record date and may either be paid:

•	to the person in whose name such debt security is registered at the close of business on a special record date for the payment of such defaulted interest to be fixed by the trustee, and notice whereof shall be given to the holder of such debt security not less than ten days prior to such special record date; or

•	at any time in any other lawful manner, all as more completely described in the indenture (Section 307).

      Subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series will be exchangeable for other debt securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such debt securities at the corporate trust office of the trustee referred to above. In addition, subject to certain limitations imposed upon debt securities issued in book-entry form, the debt securities of any series may be surrendered for conversion or registration of transfer or exchange at the corporate trust office of the trustee. Every debt security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable prospectus supplement refers to any transfer agent (in addition to the trustee) initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of such transfer agent or approve a change in the location through which any such transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for such series. We may at any time designate additional transfer agents with respect to any series of debt securities offered by means of this prospectus (Section 1002).

      Neither we nor the trustee shall be required to:

•	issue, register the transfer of or exchange debt securities of any series during a period beginning at the opening of business 15 days before any selection of debt securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption;

•	register the transfer of or exchange any debt security, or portion thereof, called for redemption, except the unredeemed portion of any debt security being redeemed in part; or

•	issue, register the transfer of or exchange any debt security that has been surrendered for repayment at the option of the holder, except the portion, if any, of such debt security not to be so repaid (Section 305).

Merger, Consolidation or Sale

      We will be permitted to consolidate with, or sell, lease or convey all or substantially all of our assets to, or merge with or into, any other entity, provided that:

•	either we shall be the continuing entity, or the successor entity (if other than us) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all of the debt securities and the due and punctual performance and observance of all of the covenants and conditions contained in the indenture;

•	immediately after giving effect to such transaction and treating any indebtedness that becomes our obligation or the obligation of any of our Subsidiaries (as defined below) as a result thereof as having been incurred by us or our Subsidiary at the time of such transaction, no event of default under the indenture, and no event which, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and

•	an officer’s certificate and legal opinion covering such conditions described above shall be delivered to the trustee (Sections 801 and 803).

      As used in this prospectus, “Subsidiary” means a corporation, partnership or limited liability company, a majority of the outstanding voting stock, partnership interests or membership interests, as the case may be, of which is owned or controlled, directly or indirectly, by us or by one or more of our Subsidiaries. For the purposes of this definition, “voting stock” means stock having the voting power for the election of directors, general partners, managers or trustees, as the case may be, whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency.

Certain Covenants

      Limitations on Incurrence of Debt. Under the indenture, we will not, and we will not permit any Subsidiary to, incur any Debt (as defined below), other than intercompany Debt (including Debt owed to Colonial Properties Services, Inc. arising from routine cash management practices) that is subordinate in right of payment to the debt securities, if, immediately after giving effect to the incurrence of such Debt and the application of the proceeds thereof, the aggregate principal amount of all our outstanding Debt and that of our

Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of:

•	our Adjusted Total Assets (as defined below) as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt;

•	the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by us or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt; and

•	the amount of any securities offering proceeds received by us or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004(a)).

      In addition to the foregoing limitations on the incurrence of Debt, we will not, and we will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to the Annual Service Charge (as defined below) for the four consecutive fiscal quarters most recently ended prior to the date on which such additional Debt is to be incurred shall have been less than 1.5 to 1, on a pro forma basis after giving effect to the incurrence of such Debt and to the application of the proceeds thereof (Section 1004(b)).

      Further, we will not, and we will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind upon any of our property or the property of any Subsidiary, whether owned at the date of the indenture or thereafter acquired, which we refer to as “Secured Debt,” if, immediately after giving effect to the incurrence of such Secured Debt and the application of the proceeds thereof, the aggregate principal amount of all our outstanding Secured Debt and the outstanding Secured Debt of our Subsidiaries on a consolidated basis is greater than 40% of the sum of:

•	our Adjusted Total Assets as of the end of the most recent fiscal quarter prior to the incurrence of such additional Debt;

•	the purchase price of any real estate assets or mortgages receivable (or interests therein) acquired by us or any Subsidiary since the end of such fiscal quarter, including those obtained in connection with the incurrence of such additional Debt; and

•	the amount of any securities offering proceeds received by us or any Subsidiary since the end of such fiscal quarter (to the extent that such proceeds were not used to acquire such real estate assets or mortgages receivable or used to reduce Debt) (Section 1004(c)).

      For purposes of the foregoing provisions regarding the limitation on the incurrence of Debt, Debt shall be deemed to be “incurred” by us or a Subsidiary whenever we or the Subsidiary shall create, assume, guarantee or otherwise become liable in respect of the Debt.

      Maintenance of Unencumbered Total Asset Value. Under the indenture, we will at all times maintain an Unencumbered Total Asset Value (as defined below) in an amount not less than 150% of the aggregate principal amount of all of our outstanding unsecured Debt and the outstanding unsecured Debt of our Subsidiaries (Section 1004(d)).

      Existence. Except as described under “Merger, Consolidation or Sale” on page 9 of this prospectus, we will do or cause to be done all things necessary to preserve and keep in full force and effect on existence, rights (by partnership agreement and statute) and franchises; provided, however, that we shall not be required to preserve any right or franchise if we determine that the preservation of the right or franchise is no longer desirable in the conduct of our business and that the loss of the right or franchise is not disadvantageous in any material respect to the holders of the debt securities (Section 1006).

      Maintenance of Properties. Under the indenture, we will cause all of our material properties used or useful in the conduct of our business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and we will cause to be made all necessary repairs, renewals, replacements, betterments and improvements of the material properties, all as in our judgment may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that we and our Subsidiaries shall not be prevented from selling or otherwise disposing of for value our properties in the ordinary course of business (Section 1007).

      Insurance. Under the indenture, we will, and we will cause each of our Subsidiaries to, keep all insurable properties insured against loss or damage at least equal to their then fully insurable value with insurers of recognized responsibility and having an A.M. Best policy holder’s rating of not less than A-:V (Section 1008).

      Payment of Taxes and Other Claims. Under the indenture, we will pay or discharge or cause to be paid or discharged, before they shall become delinquent:

•	all taxes, assessments and governmental charges levied or imposed upon us or any Subsidiary or upon our income, profits or property or the income, profits or property of any Subsidiary; and

•	all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property or the property of any Subsidiary,

provided, however, that we shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings or for which we have set apart and maintain an adequate reserve (Section 1009).

      Provision of Financial Information. Under the indenture, whether or not we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, which we refer to as the “Exchange Act,” we will, to the extent permitted under the Exchange Act, file with the SEC the annual reports, quarterly reports and other documents which we would have been required to file with the SEC pursuant to such Section 13 or 15(d) if we were subject to those provisions. We refer to these reports and other documents as the “Financial Information.” The Financial Information must be filed with the SEC on or prior to the respective dates by which we would have been required to file the Financial Information if we were subject to Section 13 or 15(d) of the Exchange Act. We refer to these dates as the “Required Filing Dates.” We also will in any event:

•	within 15 days of each Required Filing Date, (a) transmit by mail to all holders of debt securities, as their names and addresses appear in the security register, without cost to such holders, copies of the Financial Information and (b) file with the trustee copies of the Financial Information; and

•	if filing such documents by us with the SEC is not permitted under the Exchange Act, promptly supply copies of such documents to any prospective holder upon written request and payment of the reasonable cost of duplication and delivery (Section 1010).

      As used in this prospectus, the following terms have the following definitions.

      “Adjusted Total Assets” as of any date means the sum of:

•	$328,177,823 (which represents the amount determined by multiplying the price at which Colonial Properties’ common shares of beneficial interest were offered in its initial public offering, or the “IPO,” by the sum of (a) the common shares of beneficial interest of Colonial Properties issued in the IPO and (b) our partnership units not held by Colonial Properties that were issued in connection with the IPO);

•	$108,841,000 (which represents the principal amount of our outstanding Debt immediately following the IPO); and

•	the purchase price or cost of any real estate assets or mortgages receivable (or interests therein) acquired (including the value of any units issued in connection therewith) or developed after the IPO (including the cost of tenant improvements) and the amount of any securities offering proceeds and other proceeds of Debt received after the IPO (to the extent such proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Debt), adjusted for the proceeds of any real estate assets disposed of by us (up to the purchase price or cost of such assets).

      This definition of “Adjusted Total Assets” values the assets owned by us at the time of the IPO at our market capitalization at that time, which we believe to be a more appropriate measure of the value of those assets than undepreciated book value, which reflects their pre-IPO cost before accumulated depreciation.

      “Annual Service Charge” as of any date means the amount of any interest expensed during the four consecutive fiscal quarters most recently ended prior to such date.

      “Consolidated Income Available for Debt Service” for any period means the Consolidated Net Income (as defined below) of us and our Subsidiaries plus amounts which have been deducted for:

•	interest on our Debt and Debt of our Subsidiaries;

•	provision for our taxes and the taxes of our Subsidiaries based on income;

•	amortization of debt discount;

•	provisions for gains and losses on properties;

•	depreciation and amortization;

•	the effect of any noncash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period; and

•	amortization of deferred charges.

      “Consolidated Net Income” for any period means the amount of net income (or loss) of us and our Subsidiaries for such period determined on a consolidated basis in accordance with GAAP.

      “Debt” of us or any Subsidiary means any indebtedness of ours or of any Subsidiary, whether or not contingent, in respect of:

•	borrowed money evidenced by bonds, notes, debentures or similar instruments;

•	debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by us or any Subsidiary; or

•	reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property except any balance that constitutes an accrued expense or trade payable;

but only to the extent that any of the items described above (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with generally accepted accounting principles. In addition, “Debt” also includes:

•	any lease of property by us or any Subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles;

•	to the extent not otherwise included, any obligation of ours or of any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than us or any Subsidiary).

      “Unencumbered Total Asset Value” as of any date means the sum of (a) the portion of Adjusted Total Assets allocable to our real estate assets and (b) the value of all our other assets and the other assets of our Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles (but excluding intangibles and accounts receivable), in each case which are unencumbered by any mortgage, lien, charge, pledge or security interest. For purposes of this definition, the portion of Adjusted Total Assets allocable to each of the 36 properties owned by us at the time of the IPO shall be determined by reference to each such property’s contribution to our net operating income at the time of the IPO, and the portion allocable to each property acquired or developed after the IPO shall be equal to the purchase price or cost of such property.

Additional Covenants and/or Modifications to the Covenants Described Above

      Any additional covenants and/or modifications to the covenants described above with respect to any debt securities or series thereof offered by means of this prospectus will be described in the prospectus supplement relating to such debt securities.

Events of Default, Notice and Waiver

      The indenture provides that the following events are “events of default” with respect to any series of debt securities issued thereunder:

•	default for 30 days in the payment of any installment of interest on any debt security of such series;

•	default in the payment of principal of (or premium or Make-Whole Amount, if any, on) any debt security of such series at its maturity;

•	default in making any sinking fund payment as required for any debt security of such series;

•	default in the performance or breach of any other covenant or warranty of ours contained in the indenture (other than a covenant added to the indenture solely for the benefit of a series of debt securities issued thereunder other than such series), continued for 60 days after written notice as provided in the indenture;

•	default in the payment of an aggregate principal amount exceeding $10,000,000 of any of our debt or any mortgage, indenture or other instrument under which such debt is issued or by which such debt is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such debt, but only if such debt is not discharged or such acceleration is not rescinded or annulled within 10 days after notice to us as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of us or any Significant Subsidiary (as defined below) or the property of either; and

•	any other event of default provided with respect to a particular series of debt securities (Section 501).

      As used in this prospectus, “Significant Subsidiary” means any Subsidiary that is a “significant subsidiary” within the meaning of Regulation S-X promulgated under the Securities Act of 1933, as amended.

      If an event of default under the indenture with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every such case the trustee or the holders of not less than 25% of the principal amount of the outstanding debt securities of that series will have the right to declare the principal amount (or, if the debt securities of that series are Original Issue Discount Securities (as defined above under the heading “Description of Debt Securities — General”) or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the debt securities of that series to be due and payable immediately by written notice thereof to us (and to the applicable trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to debt securities of such series (or of all debt securities then outstanding under the indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of outstanding debt securities of such series (or of all debt securities then outstanding under the indenture, as the case may be) may rescind and annul such declaration and its consequences if:

•	we shall have deposited with the trustee all required payments of the principal of (and premium, if any) and interest on the debt securities of such series (or of all debt securities then outstanding under the indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the trustee; and

•	all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to debt securities of such series (or of all debt securities then Outstanding under the Indenture, as the case may be) have been cured or waived as provided in the Indenture (Section 502).

      The indenture also provides that the holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default:

•	in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any debt security of such series; or

•	in respect of a covenant or provision contained in the indenture that cannot be modified or amended without the consent of the holder of each outstanding debt security affected thereby (Section 513).

      The trustee will be required to give notice to the holders of debt securities within 90 days of a default under the indenture unless such default shall have been cured or waived; provided, however, that the trustee may withhold notice to the holders of any series of debt securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest on any debt security of such series or in the payment of any sinking fund installment in respect of any debt security of such series) if specified responsible officers of the trustee consider such withholding of notice to be in the interest of those holders (Section 601).

      The indenture provides that no holders of debt securities of any series may institute any proceedings, judicial or otherwise, with respect to the indenture or for any remedy thereunder, except in the cases of failure of the trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debt securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any holder of debt securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on such debt securities at the respective due dates thereof (Section 508).

      Subject to provisions in the indenture relating to its duties in case of default, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of any series of debt securities then outstanding under the indenture, unless such holders shall have offered to the trustee reasonable security or indemnity (Section 602). The holders of not less than a majority in principal amount of the outstanding debt securities of any series (or of all debt securities then outstanding under the indenture, as the case may be) shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred upon such trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debt securities of such series not joining therein (Section 512).

      Within 120 days after the close of each fiscal year, we will be required to deliver to the trustee a certificate, signed by one of several specified officers of Colonial Properties, stating whether or not such officer has knowledge of any default under the indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

Modification of the Indentures

      Modifications and amendments of the indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debt securities issued under the indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby:

•	change the stated maturity of the principal of, or any installment of interest (or premium, if any) on, any such debt security;

•	reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such debt security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such debt security;

•	change the place of payment or the coin or currency for payment of principal or premium, if any, or interest on any such debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any such debt security;

•	reduce the above-stated percentage of outstanding debt securities of any series necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the indenture; or

•	modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such debt security (Section 902).

      The holders of not less than a majority in principal amount of outstanding debt securities of each series affected thereby have the right to waive compliance by us with certain covenants in the indenture (Section 1013).

      Modifications and amendments of the indenture may be permitted to be made by us and the trustee without the consent of any holder of debt securities for any of the following purposes:

•	to evidence the succession of another person as obligor under the indenture;

•	to add to our covenants for the benefit of the holders of all or any series of debt securities or to surrender any right or power conferred upon us in the indenture;

•	to add events of default for the benefit of the holders of all or any series of debt securities;

•	to add or change any provisions of the indenture to facilitate the issuance of, or to liberalize certain terms of, debt securities in bearer form, or to permit or facilitate the issuance of debt securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect;

•	to change or eliminate any provisions of the indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior thereto which are entitled to the benefit of such provision;

•	to secure the debt securities;

•	to establish the form or terms of debt securities of any series;

•	to provide for the acceptance of appointment by a successor trustee or facilitate the administration of the trusts under the indenture by more than one trustee;

•	to cure any ambiguity, defect or inconsistency in the indenture, provided that such action shall not adversely affect the interests of holders of debt securities of any series issued under the indenture in any material respect; or

•	to supplement any of the provisions of the indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such debt securities, provided that such action shall not adversely affect the interests of the holders of the debt securities of any series in any material respect (Section 901).

      The indenture provides that in determining whether the holders of the requisite principal amount of outstanding debt securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of debt securities:

•	the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof;

•	the principal amount of any debt security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such debt security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such debt security of the amount determined as provided in the preceding clause);

•	the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to the indenture; and

•	debt securities owned by us or any other obligor upon the debt securities or any affiliate of ours or of such other obligor shall be disregarded (Section 101).

      The indenture contains provisions for convening meetings of the holders of debt securities of a series (Section 1501). A meeting will be permitted to be called at any time by the trustee, and also, upon request, by us or by the holders of at least 10% in principal amount of the outstanding debt securities of such series, in any such case upon notice given as provided in the indenture (Section 1502). Except for any consent that must be given by the holder of each debt security affected by specified modifications and amendments of the indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding debt securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding debt securities of that series. Any resolution passed or decision taken at any meeting of holders of debt securities of any series duly held in accordance with the indenture will be binding on all holders of debt securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding debt securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the holders of not less than a specified percentage in principal amount of the outstanding debt securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding debt securities of such series will constitute a quorum (Section 1504).

      Notwithstanding the foregoing provisions, the indenture provides that if any action is to be taken at a meeting of holders of debt securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that the indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding debt securities affected thereby, or the holders of such series and one or more additional series:

•	there shall be no minimum quorum requirement for such meeting; and

•	the principal amount of the outstanding debt securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the indenture (Section 1504).

Discharge, Defeasance and Covenant Defeasance

      We may be permitted under the indenture to discharge certain obligations to holders of any series of debt securities issued thereunder that have not already been delivered to the trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable in an amount sufficient to pay the entire indebtedness on such debt securities in respect of principal (and premium, if any) and interest to the date of such deposit (if such debt securities have become due and payable) or to the stated maturity or redemption date, as the case may be.

      The indenture provides that, if the provisions of Article Fourteen of the indenture are made applicable to the debt securities of or within any series pursuant to Section 301 of the indenture, we may elect either:

•	to defease and be discharged from any and all obligations with respect to such debt securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such debt securities, and the obligations to register the transfer or exchange of such debt securities, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of such debt securities and to hold moneys for payment in trust), which we refer to as a “defeasance” (Section 1402); or

•	to be released from its obligations with respect to such debt securities under certain specified sections of Article Ten of the indenture as specified in the applicable prospectus supplement, such that any omission to comply with such obligations shall not constitute an event of default with respect to such debt securities, which we refer to as a “covenant defeasance” (Section 1403), in either case upon the irrevocable deposit by us with the trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such debt securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such debt securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such debt securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

      Such a trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel (as specified in the indenture) to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the indenture (Section 1404).

      As used in this prospectus, “Government Obligations” means securities which are:

•	direct obligations of the United States of America or the government which issued the foreign currency in which the debt securities of a particular series are payable, for the payment of which its full faith and credit is pledged; or

•	obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the debt securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

      Unless otherwise provided in the applicable prospectus supplement, if, after we have deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to debt securities of any series:

•	the holder of a debt security of such series is entitled to, and does, elect pursuant to the indenture or the terms of such debt security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such debt security; or

•	a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such debt security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such debt security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such debt security into the currency, currency unit or composite currency in which such debt security becomes payable as a result of such election or Conversion Event or such cessation of usage based on the applicable market exchange rate (Section 1405).

      As used in this prospectus, “Conversion Event” means the cessation of use of:

•	a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community;

•	the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities;

•	any currency unit or composite currency other than the ECU for the purposes for which it was established.

      Unless otherwise provided in the applicable prospectus supplement, all payments of principal of (and premium, if any) and interest on any debt security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars (Section 101).

      In the event we effect covenant defeasance with respect to any debt securities and such debt securities are declared due and payable because of the occurrence of any event of default other than the event of default described in the fourth clause under “Events of Default, Notice and Waiver,” on page 11 of this prospectus, with respect to certain specified sections of Article Ten of the indenture (which sections would no longer be applicable to such debt securities as a result of such covenant defeasance) or described in the seventh clause under “Events of Default, Notice and Waiver,” on page 11 of this prospectus, with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such debt securities are payable, and Government Obligations on deposit with the trustee, will be sufficient to pay amounts due on such debt securities at the time of their stated maturity but may not be sufficient to pay amounts due on such debt securities at the time of the acceleration resulting from such event of default. However, we would remain liable to make payment of such amounts due at the time of acceleration.

      The applicable prospectus supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the debt securities of or within a particular series.

Redemption of Securities

      The indenture provides that the debt securities may be redeemed at any time at our option, in whole or in part, at the redemption price specified in the indenture, except as may otherwise be provided in connection with any debt securities or series thereof.

      From and after notice has been given as provided in the indenture, if funds for the redemption of any debt securities called for redemption shall have been made available on such redemption date, such debt securities will cease to bear interest on the date fixed for such redemption specified in such notice, and the only right of the holders of the debt securities will be to receive payment of the redemption price (Section 1106).

      Notice of any optional redemption of any debt securities will be given to holders at their addresses, as shown in the security register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the redemption price and the principal amount of the debt securities held by such holder to be redeemed (Section 1104).

      If we elect to redeem debt securities, we will notify the trustee at least 45 days prior to the redemption date (or such shorter period as is satisfactory to the trustee) of the aggregate principal amount of debt securities to be redeemed and the redemption date (Section 1102). If less than all the debt securities are to be redeemed, the trustee shall select the debt securities to be redeemed in such manner as it shall deem fair and appropriate.

No Conversion Rights

      The debt securities will not be convertible into or exchangeable for any shares of Colonial Properties or equity interest in us.

Global Securities

      The debt securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a depository identified in the applicable prospectus supplement relating to such series. Global securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depository arrangement with respect to a series of debt securities will be described in the applicable prospectus supplement relating to such series.

PLAN OF DISTRIBUTION

      We may sell the debt securities offered by means of this prospectus to or through underwriters for public offering and sale by them, and also may sell the debt securities offered by means of this prospectus to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the debt securities will be named in the applicable prospectus supplement.

      Underwriters may offer and sell the debt securities offered by means of this prospectus at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. We also may, from time to time, authorize underwriters acting as our agents to offer and sell the debt securities upon terms and conditions set forth in the applicable prospectus supplement. In connection with the sale of the debt securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the debt securities for whom they may act as agent. Underwriters may sell the debt securities offered by means of this prospectus to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the debt securities offered by means of this prospectus, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the debt securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements to be entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

      If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase debt securities to which the prospectus supplement relates from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each delayed delivery contract will be for an amount not less than, and the aggregate principal amount of debt securities sold pursuant to delayed delivery contracts shall be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom delayed delivery contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. The obligations of the purchasers pursuant to a delayed delivery contract will not be subject to any conditions except that:

•	the purchase by an institution of the debt securities covered by its delayed delivery contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject; and

•	if the debt securities are being sold to underwriters, we shall have sold to the underwriters the total principal amount of the debt securities less the principal amount thereof covered by delayed delivery contracts.

      Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for us and our affiliates and subsidiaries in the ordinary course of business.

EXPERTS

      The consolidated financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002, which are included in our Form 10-K/ A (incorporated herein by reference) have been incorporated herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

      The legality of the debt securities offered by means of this prospectus will be passed upon for us by Hogan & Hartson L.L.P.

$275,000,000

Colonial Realty Limited Partnership

                          % Senior Notes due 2010

PROSPECTUS SUPPLEMENT
January   , 2005

Citigroup

Bear, Stearns & Co. Inc.
UBS Investment Bank

Banc of America Securities LLC

JPMorgan